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AB*
3/5

UNITI
SECURITIES AND E)
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FEB 27 2009

Washington, DC
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SEC FILE NUMBER
8-42263

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Maske (415)913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street, Suite 3600, Charlotte NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Qutub
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2008
(in thousands, except common units)

Assets	
Cash	$ 410,558
Cash and securities segregated under federal regulations	2,235,398
Securities purchased under agreements to resell	95,857,621
Securities borrowed and securities received as collateral	40,343,937
Securities owned, at fair value (includes $16,590,044 pledged as collateral)	58,086,803
Receivable from brokers, dealers and others	6,024,213
Receivable from customers	2,417,399
Accrued interest receivable	802,169
Investment banking fees receivable	92,160
Goodwill	984,869
Other assets	423,272
Total assets	$207,678,399
Liabilities and Member's Equity	
Short-term borrowings	$ 10,601,808
Securities sold under agreements to repurchase	150,569,582
Securities loaned and obligation to return securities received as collateral	10,703,074
Securities sold, not yet purchased, at fair value	17,100,717
Payable to brokers, dealers and others	5,135,302
Payable to customers	3,094,223
Accrued interest payable	522,560
Accrued expenses, compensation and other liabilities	745,918
	198,473,184
Commitments and contingencies (Notes 10 and 11)	-
Liabilities subordinated to claims of general creditors	5,528,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	2,181,614
Undistributed income	1,495,601
Total member's equity	3,677,215
Total liabilities and member's equity	$207,678,399

The accompanying notes are an integral part of this financial statement.

Banc of America Securities LLC
Notes to Statement of Financial Condition

December 31, 2008

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by Banc of America Securities Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer and as an investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments including collateralized debt obligations and collateralized mortgage obligations. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, and futures and options on futures. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates.

On January 11, 2008, the Corporation announced an agreement to purchase Countrywide Financial Corporation in an all-stock transaction. The deal closed on July 1, 2008. The merger did not have a material impact on the operations of the Company.

During 2008, the Company received two separate capital contributions totaling $790,814,000 from the Corporation.

On June 10, 2008, the Corporation reached a definitive agreement to sell its equity prime brokerage business to BNP Paribas. The deal closed on September 30, 2008. The estimated premium on the sale is $300 million. The final premium is expected to be finalized during the first quarter 2009 in accordance with the terms of the sale agreement.

On January 1, 2009, the Corporation acquired Merrill Lynch & Co., Inc. through its merger with a subsidiary of the Corporation in exchange for common and preferred stock with a value of $29.1 billion. The merger had no impact on the 2008 results for the Company. Products are currently being evaluated and realigned between various legal entities. Management is still evaluating the future impact to the Company.

Regulatory Initiatives
In order to improve the ability of primary dealers to provide financing to participants in the securitization markets in exchange for any tri-party-eligible collateral the Federal Reserve created the Primary Dealer Credit Facility (PDCF). The PDCF provides discount window loans to primary dealers that will settle on the same business day and will mature on the following business day. The rate paid on the loan will be the same as the primary credit rate at the Federal Reserve Bank of New York. In addition, primary dealers will be subject to a frequency-based fee after they exceed 45 days of use. The frequency-based fee will be based on an escalating scale and communicated to the primary dealers in advance. The PDCF will remain available to primary dealers until April 30, 2009 or longer if conditions warrant. During 2008 the Company utilized this facility.

The Federal Reserve established the Term Securities Lending Facility (TSLF), a weekly loan facility, to promote liquidity in U.S. Treasury and other collateral markets and foster the functioning of financial markets. The program offers U.S. Treasury securities held by the System Open Market Account (SOMA) for loan over a one-month term against other program-eligible general collateral. Loans will be awarded to primary dealers based on competitive bidding, subject to a minimum fee requirement. The Open Market Trading Desk of the Federal Reserve Bank of New York will auction general U.S. Treasury collateral (treasury bills, notes, bonds and inflation-indexed securities) held by SOMA for loan against all collateral currently eligible for tri-party repurchase agreements arranged by the Open Market Trading Desk and separately against collateral and investment grade corporate securities, municipal securities, mortgage-backed securities, and asset-backed securities. The Company has utilized this facility and has pledged agency mortgage-backed securities and private label mortgage-backed securities as collateral.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed, securities received as collateral, securities loaned, and obligation to return securities received as collateral for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. In non-cash loan versus pledge securities transactions, the Company records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, discounted cash flow methodologies or similar techniques, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over-the-counter) are obtained using mathematical models that require inputs of rates and prices to generate continuous yield or pricing curves used to value the position. The estimated fair value requires significant management judgment where these inputs to the models are not observable in the markets. The estimated fair value of these contracts are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivable from and Payable to customers include balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures and options contracts. Marketable customer owned securities, consisting primarily of U.S. Government securities are held by the Company as collateral for receivables from customers and may be used to meet margin requirements. Customer owned securities held by the Company in safekeeping under the Commodity Exchange Act are not included in the Statement of Financial Condition. A portion of these securities has been deposited as margin with exchange clearing organizations. Also, the long and short values of customers' options on futures are not reflected in the Statement of Financial Condition.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition.

Non-customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition and represent balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures and options contracts.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized but is subject to an annual impairment test. The impairment test is performed in two phases. The first phase compares the fair value of the reporting unit (i.e. the Company) to its carrying amount including goodwill. If the carrying amount exceeds fair value then an additional process compares the implied fair value of the goodwill, as defined by SFAS 142, with the carrying value of the goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment to date, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Depreciation of equipment is provided on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the lease life.

Income taxes – The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense. The Company's policy is to recognize any U.S. federal, and certain U.S. state and foreign UTBs within the Company's Statement of Financial Condition. In certain other U.S. state jurisdictions, the Company's operating results are included in the income tax returns of the Corporation or other subsidiaries of the Corporation (state combined returns). Pursuant to the Corporation's policy, the initial recognition, and any subsequent change of a UTB related to a state combined return, will not be reflected in the Company's Statement of Financial Condition. Upon the Corporation's resolution of a UTB related to a state combined return with the taxing authorities, any potential impact deemed to be attributable to the Company will be reflected in the Statement of Financial Condition of the Company.

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocation policy between the Company and the Corporation. This allocation policy specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group. Under the policy, certain net operating losses (or other tax attributes) of the Company are characterized as realized by the Company when these tax attributes are utilized in the filing of the Corporation's consolidated income tax return. To determine whether a valuation allowance is required against the Company's net deferred tax assets, the Company considers whether the net deferred tax assets will ultimately be utilized in the filing of the Corporation's consolidated income tax return.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date. Gains and losses resulting from foreign currency transactions are included in net income.

Recently issued accounting pronouncements – On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 requires all entities to report noncontrolling (i.e. minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for the Corporation's financial statements for the year beginning on January 1, 2009. The adoption of SFAS 160 will not have a material impact on the Company's financial condition and results of operations.

On February 20, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (FSP 140-3). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" (SFAS 140), unless certain criteria are met. FSP 140-3 is effective for the Corporation's financial statements for the year beginning on January 1, 2009. The adoption of FSP 140-3 is not expected to have a material impact on the Company's financial condition and results of operations.

On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS 161) which requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Corporation's financial position, financial performance and cash flows. SFAS 161 is effective for the Corporation's financial statements for the year beginning on January 1, 2009. The adoption of SFAS 161 will not impact the Company's financial condition and results of operations.

On September 12, 2008, the FASB issued FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective for the Company's financial statements for the year ending December 31, 2008. The adoption of FSP 133-1 did not impact the Company's financial condition and results of operations.

On September 15, 2008 the FASB released exposure drafts which would amend SFAS 140 and FIN 46R. As written, the proposed amendments would, among other things, eliminate the concept of a qualifying special purpose entity (QSPE) and change the standards for consolidation of variable interest entities (VIEs). The changes would be effective for both existing and newly-created entities as of January 1, 2010. If adopted as written, the exposure drafts are not expected to have a material impact on the Company's financial condition and results of operations.

On October 10, 2008 the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 "Fair Value Measurements" (SFAS 157) should be applied when valuing securities in markets that are not active. The adoption of FSP 157-3, effective September 30, 2008, did not have a material impact on the Company's financial condition and results of operations.

On December 11, 2008 the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 amends SFAS 140 to require public entities to provide additional disclosures about transferors' continuing involvements with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP 140-4 and FIN 46(R)-8 are effective for the Corporation's financial statements for the year ending December 31, 2008. The adoption of FSP 140-4 and FIN 46(R)-8 did not impact on the Company's financial condition and results of operations.

3. Fair Value Disclosures

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

The Company also uses market indices for direct inputs to certain models, where the cash settlement is directly linked to appreciation or depreciation of that particular index (primarily in the context of structured credit products). In those cases, no material adjustments are made off of the index-based values. In other cases, market indices are also used as inputs to valuation, but are adjusted for trade specific factors such as rating, credit quality, vintage and other factors.

Assets and liabilities measured at fair value at December 31, 2008 on a recurring basis are summarized below:

	Fair Value Measurements Using				
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Netting Adjustments (1)**	**Assets/Liabilities at Fair Value**
Assets					
Securities segregated	$ -	$ 293,377	$ -	$ -	$ 293,377 (2)
Securities owned	$15,969,760	$45,658,857	$2,076,462	$(5,618,276)	$58,086,803
Total assets	**$15,969,760**	**$45,952,234**	**$2,076,462**	**$(5,618,276)**	**$58,380,180**
Liabilities					
Securities sold, not yet purchased	$11,102,497	$11,616,496	$ -	$(5,618,276)	$17,100,717
Total liabilities	**$11,102,497**	**$11,616,496**	**$ -**	**$(5,618,276)**	**$17,100,717**

(1) Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

(2) Securities segregated presented in this disclosure are included in Cash and securities segregated under federal regulations on the Statement of Financial Condition.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008.

Level 3 - Fair Value Measurements

(in thousands)	Securities Owned
Beginning balance at January 1, 2008	$1,752,286
Total gains and losses included in revenues	(870,016)
Purchases, issuances, and settlements-net	(1,014,036)
Transfers in and/or out of Level 3	2,208,228
Ending Balance at December 31, 2008	$2,076,462

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2008 consisted of trading securities and derivatives reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$30,704,799	$ 7,195,859
Corporate obligations, including asset-backed securities	14,424,977	3,837,632
Commercial paper, bankers' acceptances and certificates of deposit	2,401,096	-
Equities	6,549,664	5,367,717
State and municipal obligations	2,832,382	-
Other securities and derivatives	1,173,885	699,509
	$58,086,803	$17,100,717

Included in securities owned above are $16,590,044,000 representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

5. Cash and Securities Segregated Under Federal Regulations

At December 31, 2008, U.S. Government securities, money market demand accounts and cash accounts with a contract value of $1,201,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). At December 31, 2008, $5,000,000 in money market demand accounts has been segregated in special reserve accounts for the exclusive benefit of PAIB.

The Company is required, under the Commodity Exchange Act, to segregate assets at least equivalent to balances due to customers trading in U.S. regulated futures and options on futures contracts and customers domiciled in the United States trading on foreign futures markets. At December 31, 2008, $1,029,398,000 has been segregated in cash accounts as required by the Commodity Exchange Act.

6. Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others at December 31, 2008, consisted of the following:

(in thousands)	Receivable	Payable
Securities failed to deliver/receive	$3,595,629	$2,510,418
Receivable/payable from/to clearing organizations	712,233	85,304
Unsettled trades, net	1,241,595	-
Receivable/payable from/to omnibus accounts	448,536	-
Receivable/payable from/to brokers and dealers	26,106	236,820
Receivable/payable from/to non-customers	114	2,302,760
	$6,024,213	$5,135,302

7. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2008, the Company had outstanding master notes of $9,016,550,000. As of December 31, 2008, the Company had no secured borrowings and other unsecured borrowings of $135,258,000 with third parties. Interest on these borrowings is based on prevailing short-term market rates.

The Company enters into secured and unsecured borrowings with the Corporation and secured borrowings with affiliate banks. The Company has renewable lines of credit with the Corporation and affiliate banks. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2008, the Company had no outstanding secured borrowings and $1,450,000,000 in unsecured borrowings under these lines of credit.

8. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2009. The loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $7,000,000,000, which bears interest based on LIBOR, and has a maturity date of October 1, 2010. At December 31, 2008, $4,070,000,000 was outstanding on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by various regulatory agencies and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $50,000,000. The Company is also a futures commission merchant and is subject to the CFTC's minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital equal to the greater of its requirement under SEC Rule 15c3-1, or 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement for futures and options on futures positions.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2008, the Company had net capital under SEC Rule 15c3-1 of $3,190,941,000, which was $3,024,583,000 in excess of its net capital requirement of $166,358,000.

10. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, exchanges, clearing organizations, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Futures contracts transactions are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and government securities and other securities transactions on a when-issued and TBA basis. The credit risk associated with these contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2008 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$294,291,288
Commitments to sell	313,076,422
Options (interest rate and equity options)	
Purchased options	27,927,461
Written options	32,319,190
Financial futures and forwards	
Commitments to purchase	43,337,233
Commitments to sell	655,443,675
Swaps	
Interest rate swaps	28,550,143
Total return and credit default swaps	16,187,305

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments are transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2008 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to economically hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties, after taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2008 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)	Year-End Fair Value
Assets	
Purchased options	$ 405,189
When-issued and TBA securities	2,911,895
Financial futures and forwards	34,568
Interest rate swaps	43,707
Total return and credit default swaps	664,045
	$4,059,404
Liabilities	
Written options	$ 30,645
When-issued and TBA securities	3,062,441
Financial futures and forwards	15,097
Interest rate swaps	558,385
Total return and credit default swaps	16,091
	$3,682,659

The Company enters into credit derivatives primarily to manage credit risk exposures. Credit derivatives derive value based on an underlying third party-referenced obligation or a portfolio of referenced obligations and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivative instruments in which the Company is the seller of credit protection are comprised of credit default swaps. As of December 31, 2008 the notional value of these instruments was $5,997,800,000 with a negative carrying value of $558,359,000 of which 89% had a term less than ten years, the remaining 11% has a term exceeding thirty years. All of these instruments were executed with an affiliated company. For most credit derivatives, the notional value represents the maximum amount payable by the Company. However, the Company does not exclusively monitor its exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

The Company may economically hedge its exposure to credit derivatives by entering into a variety of offsetting derivative contracts. For example, in certain instances, the Company may purchase credit protection with identical underlying referenced names to offset its exposure. At December 31, 2008, notional value and negative carrying value of credit protection sold in which the Corporation held purchased protection with offsetting exposure was $5,901,700,000 and $537,149,000.

11. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2008. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2008, the Company had receivables under securities borrowed transactions of $40,343,937,000 and payables under securities loaned transactions of $10,703,074,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $39,467,193,000 and $10,635,486,000, respectively.

At December 31, 2008, the Company had receivables under resale agreements of $96,556,244,000 and payables under repurchase agreements of $150,569,582,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $97,764,061,000 and $152,405,067,000, respectively. At December 31, 2008, the Company had no commitments to enter into future resale agreements. The Company had no commitments to enter into future margin loans as of December 31, 2008. The Company is contingently liable as of December 31, 2008, in the amount of $1,261,000,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2008, approximate market values of gross collateral received that can be sold or repledged by the Company were:

(in thousands) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$149,287,120
Securities borrowed	39,448,994
Customer securities and commodities available under rehypothecation agreements	1,566,587
Collateral received in securities borrowed on balance sheet	18,199
Collateral received in securities borrowed off balance sheet	19,480,945
	$209,801,845

At December 31, 2008, approximate market values of gross collateral received that were sold or repledged by the Company were:

(in thousands) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 78,868,600
Securities sold, not yet purchased	16,148,563
Securities loaned	10,617,287
Collateral pledged to clearing organizations	2,321,291
Customer securities and commodities used under rehypothecation agreements	503,620
Collateral pledged out in securities borrowed on balance sheet	18,199
Collateral pledged out in securities borrowed off balance sheet	19,480,945
	$127,958,505

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2008, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2015. At December 31, 2008, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands) For the years ending December 31:	
2009	$19,205
2010	15,168
2011	13,331
2012	13,434
2013	13,516
Thereafter	3,512
	$78,166

12. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears certain derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2008 were $69,128,000 and $97,026,000, respectively. At December 31, 2008, the Company had $999,007,000 in cash and $169,000,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. The Company also provides clearance services for the Corporation and affiliated companies for commodity futures and options transactions. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2008, these balances were $227,639,000 and $2,685,316,000, respectively. Additionally, the Company had resale agreements of $72,292,489,000, repurchase agreements of $11,791,932,000, securities borrowed of $504,846,000 and securities loaned of $6,728,185,000 outstanding with affiliates at December 31, 2008.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided. This is a life to date agreement with losses shared only to the extent of revenues previously recognized. In addition, certain operating costs are paid by the Company and billed to affiliates.

13. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation. Disclosures required by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)", are included in the December 31, 2008 Form 10-K of the Corporation.

The Corporation's stock-based compensation plans provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 (revised 2004), "Share-based Payment" (SFAS 123R), are included in the December 31, 2008 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense under the plan, in the amount of $252,808,000 incurred for the year ended December 31, 2008 is included in Accrued expenses, compensation and other liabilities and Employee compensation and benefits, in the accompanying Statement of Financial Condition.

14. Income Taxes

Significant components of the Company's net deferred tax asset (liability) at December 31, 2008 are as follows:

(in thousands)	
Deferred tax assets:	
Accrued expenses	$ 87,690
Securities valuation	75,322
Investments	29,581
Other	2,118
Gross deferred tax assets	$194,711
Deferred tax liabilities:	
Intangibles	$(211,033)
Employee compensation and benefits	(85,970)
Employee retirement benefits	(33,046)
Depreciation	(11,085)
Other	(5,600)
Gross deferred tax liabilities	(346,734)
Net deferred tax liabilities	$(152,023)

Current federal and state taxes receivable of $145,666,000 are included in Other assets in the accompanying Statement of Financial Condition at December 31, 2008.

As of December 31, 2008, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $0. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences and the portion of the gross state UTBs that would be offset by the tax benefit of the associated federal deduction.

A reconciliation of the change in UTBs is as follows:
(in thousands)

Balance, December 31, 2007	$ -
Increases related to positions taken during prior years	82,082
Increases related to positions taken during the current year	-
Decreases related to position taken during prior years	-
Settlements	-
Expiration of statute of limitations	-
Balance, December 31, 2008	$82,082

The Internal Revenue Service (IRS) has completed the examination phase of the Corporation's federal income tax returns for the years 2000 through 2002 and issued Revenue Agent's Reports (RAR) to the Corporation. The Company is included in the Corporation's federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company's UTB balance. However, final determination of the audit or changes in the estimate may result in future income tax expense or benefit to the Company. The Corporation's federal income tax returns, which included the Company, for the years 2003 through 2005 remain under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

During 2008, the Company recognized $19,362,000, net of taxes, of interest and penalties within income tax expense. As of December 31, 2008, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $19,362,000.

15. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries by various agencies, including the SEC, FINRA, CFTC, NFA and state securities regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with SFAS No. 5, "Accounting for Contingencies", the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In some of the matters described below, including but not limited to the Lehman Brothers Holdings, Inc. matters, loss contingencies are not both probable and estimable in the view of management, and, accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Adelphia Communications Corporation

Adelphia Recovery Trust is the plaintiff in a lawsuit pending in the U.S. District Court for the Southern District of New York (SDNY). The lawsuit originally named over 700 defendants, including Bank of America, N.A. (BANA), the Company, Merrill Lynch & Co., Inc., Merrill Lynch Capital Corp. (collectively Merrill Lynch), Fleet National Bank, Fleet Securities, Inc. (collectively Fleet) and other affiliated entities, and asserted over 50 claims under federal statutes and state common law relating to loans and other services provided to various affiliates of ACC and entities owned by members of the founding family of Adelphia Communications Corporation. The plaintiffs seek unspecified damages in an amount not less than $5 billion. The District Court granted in part defendants' motions to dismiss, which resulted in the dismissal of approximately 650 defendants from the lawsuit. The plaintiffs have appealed the dismissal decision. The primary claims remaining against BANA, the Company, Merrill Lynch, and Fleet include fraud, aiding and abetting fraud, and aiding and abetting breach of fiduciary duty. Trial is scheduled for February 2010.

Auction Rate Securities (ARS) Claims

On May 22, 2008, a putative class action, *Bondar v. Bank of America Corporation*, was filed in the U.S. District Court for the Northern District of California against the Corporation, Banc of America Investment Services, Inc. (BAI) and the Company (collectively Bank of America) on behalf of persons who purchased auction rate securities (ARS) from the defendants. The amended complaint, which was filed on January 22, 2009, alleges, among other things, that Bank of America manipulated the market for, and failed to disclose material facts about, ARS and seeks to recover unspecified damages for losses in the market value of ARS allegedly caused by the decision of the Company and other broker-dealers to discontinue supporting auctions for the securities. On February 12, 2009, the Judicial Panel on Multidistrict Litigation consolidated *Bondar* and two related, individual federal actions into one proceeding in the U.S. District Court for the Northern District of California. Additionally, numerous separate FINRA arbitrations containing similar allegations have been filed against BAI, the Company and LaSalle Financial Services. The arbitrations seek damages, attorneys' fees, and rescission.

On March 25, 2008, a putative class action, *Burton v. Merrill Lynch & Co., Inc., et al.*, was filed in the U.S. District Court for the Southern District of New York against Merrill Lynch on behalf of persons who purchased and continue to hold ARS offered for sale by Merrill Lynch between March 25, 2003 and February 13, 2008. The complaint alleges, among other things, that Merrill Lynch failed to disclose material facts about ARS. A similar action, captioned *Stanton v. Merrill Lynch & Co., Inc., et al.*, was filed the next day in the same court. On October 31, 2008, the two cases were consolidated, and on December 10, 2008, a consolidated class action amended complaint was filed. Plaintiffs seek to recover alleged losses in the market value of ARS allegedly caused by the decision of Merrill Lynch to discontinue supporting auctions for the securities. Responses to the amended complaint are due on February 27, 2009.

On September 4, 2008, two civil antitrust putative class actions, *City of Baltimore v. Citigroup et al.*, and *Mayfield v. Citigroup et al.*, were filed in the U.S. District Court for the Southern District of New York against the Corporation, Merrill Lynch, and other financial institutions alleging that the defendants conspired to restrain trade in ARS by artificially supporting auctions and later withdrawing that support. *City of Baltimore* is filed on behalf of a class of issuers of ARS underwritten by the defendants between May 12, 2003 and February 13, 2008 who seek to recover the alleged above-market interest payments they claim they were forced to make when the Corporation, Merrill Lynch and others allegedly discontinued supporting ARS. The plaintiffs who also purchased ARS also seek to recover claimed losses in the market value of those securities allegedly caused by the decision of the financial institutions to discontinue supporting auctions for the securities. Plaintiffs seek treble damages and to rescind at par their purchases of ARS. *Mayfield* is filed on behalf of a class of persons who acquired ARS directly from defendants and who held those securities as of February 13, 2008. Plaintiffs seek to recover alleged losses in the market value of ARS allegedly caused by the decision of the Corporation and Merrill Lynch and others to discontinue supporting auctions for the securities. Plaintiffs seek treble damages and to rescind at par their purchases of ARS. On January 15, 2009, defendants, including the Corporation and Merrill Lynch, filed a motion to dismiss the complaints.

On September 10, 2008, Bank of America announced an agreement in principle with the Massachusetts Securities Division, without admitting or denying allegations of wrongdoing, under which it will offer to purchase at par ARS held by certain customers. On October 8, 2008, Bank of America announced agreements in principle with the SEC, the Office of the New York State Attorney General (NYAG), and the North American Securities Administrators Association. The agreements are substantially similar except that the agreement with the NYAG requires the payment of a penalty to be allocated among and at the discretion of the settling states. In addition, the agreement with the SEC provides that the SEC reserves the right to seek an additional penalty in the event it concludes Bank of America has not satisfied its obligations under the agreement. The Company's share in the penalty was $25 million.

Merrill Lynch has entered into agreements in principle to settle regulatory actions related to its sale of ARS. As part of these settlements, Merrill Lynch agreed to offer to purchase ARS held by certain individuals, charities, and non-profit corporations and to pay a fine.

Countrywide Equity and Debt Securities Matters

Countrywide Financial Corporation (CFC), certain other Countrywide entities, and certain former officers and directors of CFC, among others, have been named as defendants in two putative class actions filed in the U.S. District Court for the Central District of California relating to certain CFC equity and debt securities. One case, entitled *In re Countrywide Financial Corp. Securities Litigation*, was filed by certain New York state and municipal pension funds on behalf of purchasers of CFC's common stock and certain other equity and debt securities. The complaint alleges, among other things, that CFC made misstatements (including in certain SEC filings) concerning the nature and quality of its loan underwriting practices and its financial results, in violation of the antifraud provisions of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. Plaintiffs also assert claims against the Company, Merrill Lynch, Pierce, Fenner & Smith, Inc. (MLPFS) and other underwriter defendants under Sections 11 and 12 of the Securities Act of 1933. Plaintiffs seek unspecified compensatory damages, among other remedies. On December 1, 2008, the Court granted in part and denied in part the defendants' motions to dismiss the First Consolidated Amended Complaint, with leave to amend certain claims. Plaintiffs have filed a Second Consolidated Amended Complaint. A motion to dismiss is pending.

The other case, entitled *Argent Classic Convertible Arbitrage Fund L.P. v. Countrywide Financial Corp. et al.*, was filed in the U.S. District Court for the Central District of California in October 2007 against CFC on behalf of purchasers of certain Series A and B debentures issued in various private placements pursuant to a May 16, 2007 CFC offering memorandum. This matter involves allegations similar to those in the *In re Countrywide Financial Corporation Securities Litigation* case, asserts claims under the antifraud provisions of the Exchange Act and California state law, and seeks unspecified damages. Plaintiffs have filed an amended complaint that added the Corporation as a defendant. A motion to dismiss is pending.

CFC has also responded to subpoenas from the SEC and the U.S. Department of Justice.

Countrywide Mortgage-Backed Securities Litigation
CFC, certain other Countrywide entities, certain former CFC officers and directors, as well as the Company and MLPFS, are named as defendants in a consolidated putative class action, entitled *Luther v. Countrywide Home Loans Servicing LP, et al.*, filed in the Superior Court of the State of California, County of Los Angeles, that relates to the public offering of various mortgage-backed securities. The consolidated complaint alleges, among other things, that the mortgage loans underlying these securities were improperly underwritten and failed to comply with the guidelines and processes described in the applicable registration statements and prospectus supplements, in violation of Sections 11 and 12 of the Securities Act of 1933 and seeks unspecified compensatory damages, among other relief. In addition, in August 2008 a complaint was filed in the First Judicial Court for the County of Santa Fe against CFC, certain other CFC entities and certain former officers and directors of CFC by three New Mexico governmental entities that allegedly acquired certain of these mortgage-backed securities. The complaint asserts claims under the Securities Act and New Mexico state law. A motion to dismiss the complaint in the New Mexico action is pending.

Heilig-Meyers Litigation
In *AIG Global Securities Lending Corp., et al. v. Banc of America Securities LLC*, pending in the U.S. District Court for the Southern District of New York, the plaintiffs purchased asset-backed securities issued by a trust formed by Heilig-Meyers Co., and allege that the Company, as underwriter, made misrepresentations in connection with the sale of those securities in violation of the federal securities laws and New York common law. The case was tried and a jury rendered a verdict against the Company in favor of the plaintiffs for violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 and for common law fraud. The jury awarded aggregate compensatory damages of $84.9 million plus prejudgment interest totaling approximately $59 million. The Company filed motions to set aside the verdict in January 2009.

In re Initial Public Offering Securities Litigation

Beginning in 2001, Robertson Stephens, Inc. (an investment banking subsidiary of FleetBoston that ceased operations during 2002), the Company, Merrill Lynch & Co., Inc., MLPFS (collectively Merrill Lynch), other underwriters, and various issuers and others, were named as defendants in certain of the 309 putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation.* Plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of securities sold in initial public offerings through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket and seek unspecified damages. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the District Court's order certifying the proposed classes. On September 27, 2007, plaintiffs filed a motion to certify modified classes, which defendants opposed. On October 10, 2008, the District Court granted plaintiffs' request to withdraw without prejudice their class certification motion. A settlement in principle has been reached, subject to negotiation of definitive documentation and court approval. If the settlement is finalized and approved, Robertson Stephens, Inc., the Company and Merrill Lynch will pay, in total, approximately $100 million to the settlement classes, of which approximately $9.4 million will be allocated to the Company.

Lehman Brothers Holdings, Inc.

Beginning in September 2008, the Company, MLPFS, Countrywide Securities Corporation and LaSalle Financial Services Inc., along with other underwriters and individuals, were named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state courts in Arkansas, California, New York and Texas. Plaintiffs allege that the underwriter defendants violated Sections 11 and 12 of the Securities Act of 1933 by making false or misleading disclosures in connection with various debt and convertible stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. On January 9, 2009, the U.S. District Court for the Southern District of New York issued an order consolidating most of these cases under the caption *In re Lehman Brothers Securities and ERISA Litigation.*

Municipal Derivatives Matters

The Antitrust Division of the U.S. Department of Justice (DOJ), the SEC, and the IRS are investigating possible anticompetitive bidding practices in the municipal derivatives industry involving various parties, including BANA, from the early 1990s to date. The activities at issue in these industry-wide government investigations concern the bidding process for municipal derivatives that are offered to states, municipalities and other issuers of tax-exempt bonds. The Corporation has cooperated, and continues to cooperate, with the DOJ, the SEC and the IRS. On February 4, 2008, BANA received a Wells notice advising that the SEC staff is considering recommending that the SEC bring a civil injunctive action and/or an administrative proceeding "in connection with the bidding of various financial instruments associated with municipal securities." An SEC action or proceeding could seek a permanent injunction, disgorgement plus prejudgment interest, civil penalties and other remedial relief. Merrill Lynch & Co., Inc. is also being investigated by the SEC and the DOJ.

On January 11, 2007, the Corporation entered into a Corporate Conditional Leniency Letter (the Letter) with DOJ. Under the Letter and subject to the Corporation's continuing cooperation, DOJ will not bring any criminal antitrust prosecution against the Corporation in connection with the matters that the Corporation reported to DOJ. Subject to satisfying DOJ and the court presiding over any civil litigation of the Corporation's cooperation, the Corporation is eligible for (i) a limit on liability to single, rather than treble, damages in certain types of related civil antitrust actions, and (ii) relief from joint and several antitrust liability with other civil defendants.

Beginning in March 2008, the Corporation, BANA and other financial institutions, including Merrill Lynch & Co., Inc., have been named as defendants in complaints filed in federal courts in the District of Columbia, New York and elsewhere. Plaintiffs purport to represent classes of government and private entities that purchased municipal derivatives from defendants. The complaints allege that defendants conspired to allocate customers and fix or stabilize the prices of certain municipal derivatives from 1992 through the present. The plaintiffs' complaints seek unspecified damages, including treble damages. These lawsuits were consolidated for pre-trial proceedings in the *In re Municipal Derivatives Antitrust Litigation*, MDL No. 1950 (Master Docket No. 08-2516), pending in the U.S. District Court for the Southern District of New York, and plaintiffs have filed a Consolidated Class Action complaint in this matter. BANA, the Company, Merrill Lynch and other financial institutions were also named in several related individual suits filed in California state courts on behalf of a number of cities and counties in California. These complaints allege a substantially similar conspiracy and assert violations of California's Cartwright Act, as well as fraud and deceit claims. All of these state complaints have been removed to federal court and are now part of *In re Municipal Derivatives Antitrust Litigation*, MDL No. 1950 (Master Docket No. 08-2516). Motions to remand these cases to state court were denied.

Beginning in April 2008, the Corporation and BANA received subpoenas, interrogatories and/or civil investigative demands from a number of state attorneys general requesting documents and information regarding municipal derivatives transactions from 1992 through the present. The Corporation and BANA are cooperating with the state attorneys general.

Parmalat Finanziaria S.p.A.

On December 24, 2003, Parmalat Finanziaria S.p.A. was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding. In July 2004, the Italian Ministry of Production Activities approved the Extraordinary Commissioner's restructuring plan, as amended, for the Parmalat group companies that are included in the Italian extraordinary administration proceeding. This plan was approved by the voting creditors and the Court of Parma, Italy in October of 2005.

Litigation and investigations relating to Parmalat are pending in both Italy and the United States.

Proceedings in Italy

On May 26, 2004, The Public Prosecutor's Office for the Court of Milan, Italy filed criminal charges against Luca Sala, Luis Moncada, and Antonio Luzi, three former employees of the Corporation, alleging the crime of market manipulation in connection with a press release issued by Parmalat. On December 18, 2008 the Court of Milan, Italy fully acquitted each of the former employees of all charges. At this time, the acquittal has not been appealed. The Public Prosecutor's Office also filed a related charge in May, 2004 against the Corporation asserting administrative liability based on an alleged failure to maintain an organizational model sufficient to prevent the alleged criminal activities of its former employees. The trial on this administrative charge is ongoing, with hearing dates scheduled in 2009.

Separately, on October 9, 2008 the Public Prosecutor of the Court of Parma, Italy filed a notice of intent to file criminal charges against twelve former and current employees of the Corporation in connection with the insolvency of Parmalat S.p.A. The notice of intent to file charges alleges that the Corporation's transactions with Parmalat contributed to the insolvency of Parmalat, that certain transactions violated the Italian usury laws, and that certain former employees of the Corporation wrongly diverted funds in connection with certain transactions.

Proceedings in the United States
On March 5, 2004, a First Amended Complaint was filed in a securities action pending in the U.S. District Court for the Southern District of New York entitled *Southern Alaska Carpenters Pension Fund et al. v. Bonlat Financing Corporation et al.* The action was brought as a putative class action on behalf of purchasers of Parmalat securities, alleged violations of the federal securities laws against the Corporation and certain affiliates, and sought unspecified damages. The action was subsequently consolidated as the *In re Parmalat Securities Litigation* before Judge Lewis A. Kaplan of the Southern District of New York. On August 12, 2008, the District Court dismissed the putative class claims against the Corporation and its affiliates in their entirety and no appeal was taken.

On October 7, 2004, Enrico Bondi filed an action in the U.S. District Court for the Western District of North Carolina on behalf of Parmalat and its shareholders and creditors against the Corporation and various related entities, entitled *Dr. Enrico Bondi, Extraordinary Commissioner of Parmalat Finanziaria, S.p.A., et al. v. Bank of America Corporation, et al.* (the Bondi Action). The complaint alleged federal and state RICO claims and various state law claims, including fraud. The complaint seeks damages in excess of $10 billion. The Bondi Action was transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with putative class actions and other related cases against non-Bank of America defendants under the caption *In re Parmalat Securities Litigation*. Following orders on motions to dismiss, the remaining claims are federal and state RICO claims, a breach of fiduciary duty claim, and other state law claims with respect to three transactions entered into between the Corporation and Parmalat. The Corporation filed an answer and counterclaims seeking damages. The District Court granted in part a motion to dismiss certain of the counterclaims, leaving intact the counterclaims for fraud, negligent misrepresentation and civil conspiracy against Parmalat S.p.A., Parmalat Finanziaria S.p.A. and Parmalat Netherlands, B.V., as well as a claim for securities fraud against Parmalat S.p.A. and Parmalat Finanziaria S.p.A.

Certain purchasers of Parmalat-related private placement offerings have filed complaints against the Corporation and various related entities in the following actions: *Principal Global Investors, LLC, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of Iowa; *Monumental Life Insurance Company, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Iowa; *Prudential Insurance Company of America and Hartford Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Allstate Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Hartford Life Insurance v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of New York; and *John Hancock Life Insurance Company, et al. v. Bank of America Corporation et al.* in the U.S. District Court for the District of Massachusetts. The actions variously allege violations of federal and state securities law and state common law, and seek rescission and unspecified damages based upon the Corporation's and related entities' alleged roles in certain private placement offerings issued by Parmalat-related companies. All cases have been transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with the *In re Parmalat Securities Litigation* matter. The plaintiffs seek rescission and unspecified damages resulting from alleged purchases of approximately $305 million in private placement instruments.

16. Discontinued Operations

On September 30, 2008, the Company completed the sale of its equity prime brokerage business to BNP Paribas. As a result of the sale, the Company entered into a transitional service agreement with BNP Paribas to provide certain accounting, technology, operations and clearance functions for a limited period. The transitional service agreement is expected to terminate in mid 2009. Reflected in Member's equity at December 31, 2008 is net income from discontinued operations of $106,736,000.

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2008

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2008

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